Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: October 13, 2021

Internal SeatGeek Communication to Employees Providing an Overview of the Business Combination

October 13, 2021

SG + RedBall Business Combination FAQs & Talking Points for Employees

With the news of our business combination with Redball Acquisition Group now public, we wanted to arm you with talking points and answer some common questions you may have about how you can discuss this exciting next step in SeatGeek’s journey with clients, partners, friends, family, and in places like social media. We ask that you please read this full document and abide by the guidelines set below.

Background (more details can be found in the press release)

•

SeatGeek has signed an agreement to be taken public via a business combination with a Special Acquisition Corp (or SPAC). This does not mean SeatGeek is public today, but rather will work through the next steps of the process, with a target timeline of being public in 3-4 months.

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SeatGeek’s SPAC partner is RedBall Acquisition Corp (“Redball”), which is sponsored by RedBird Capital Partners (“Redbird”). RedBird’s current and prior investments in sports, media, and ticketing include the YES Network, On Location Experiences, Skydance, Wasserman, OneTeam Partners, Fenway Sports Group, the XFL, Toulouse FC, and the IPL’s Rajasthan Royals.

•

Once the deal is closed, proceeds from the transaction will be used for things like expanding SeatGeek’s enterprise partnerships in additional markets and to scale marketing, as well as investing in continued technology development.

•

In the short and medium term most employees should see no impact to their day to day, but do need to be much more thoughtful when speaking about SeatGeek with those outside the company to ensure we don’t share any high impact pieces of information (“material information”) that was not disclosed in press releases, or our SPAC filings.

FAQ

•	Why go public via a SPAC?

•	We are very excited to take this next step in our journey to transform the live event industry.

•	RedBall, and its sponsor Redbird, are the perfect partners for SeatGeek, with a ton of experience and expertise in sports and entertainment.

•	SeatGeek believes that being public—and doing so via a SPAC, specifically with RedBall as our partner—positions us the best to continue our excellent growth moving forward.

•	While this deal is very exciting, practically speaking not much should change in the short term, internally or externally. Jack will still run the company, and the executive team will remain the same.

•	For more details on SPACs, see here

•	Potential questions from clients and partners

•	Is SeatGeek being taken over?

•	No. You should see virtually no change to how SeatGeek operates and works with you.

•	Will there be any benefits to me from SeatGeek going public?

•	While in the short term you should see no impact, longer term clients and partners should see benefits from the additional capital SeatGeek invests into its technology, product and team.

•	What have we told our clients and partners about this transaction?

•	We sent a communication to key client contacts after our formal press release. This communication can be found here

•	If other client employee’s ask you about the transaction you may reference that communication and the messages it conveys.

•	Potential questions from family, friends or former employees

•	How do I buy SeatGeek stock?

•

To avoid any risk of insider trading (more on that below) it is best to never answer questions related to SeatGeek stock. Politely let the person know that due to securities laws you can’t discuss anything about SeatGeek’s stock.

•	Can I sell my stock now?

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Because the transaction is not yet closed, SeatGeek’s stock is still not tradable on the public market. There is also often a lockup period following the closing of the deal during which existing company stockholders are unable to trade. We will provide further details around the selling of stock as we get closer to the transaction closing.

•	Inquiries from the media

•	Someone in the media reached out to me. What should I do?

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Employees should not engage with a reporter in any format without the expressed consent of the SeatGeek PR department. If a reporter contacts you in any forum you should alert the PR team by forwarding the inquiry to press@seatgeek.com.

•

Reporter engagement often doesn’t look like what you’d expect. While some outreach may happen in more obvious avenues like an email or phone call, please also be cognizant that casual conversations at business conferences, events, etc. could also lead to you inadvertently sharing information.

•	Social media policies

•	What can I post on social media about the news?

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We are all very excited to share the news with our friends and loved ones. While you are free to do that, there are certain guidelines you need to follow. You should never share any non-public information about SeatGeek. This is especially important now, as it could put you at risk for insider trading. You are certainly allowed (and encouraged) to be excited about news SeatGeek puts out, but generally speaking you should stick to celebrating that specific piece of news.

•	Insider Trading

•	What is insider trading?

•

Insider trading is the act of using non-public information to trade stock or other financial instruments. Because RedBall is currently a publicly traded company, and in essence now a proxy for SeatGeek, talking externally about anything non-public about SeatGeek could be used for insider trading. You can find more details on insider trading on the SEC website here.

•	Can I buy RedBird / RedBall stock?

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No. RBAC (RedBird’s SPAC) is currently a publicly traded company and trading in it is subject to U.S. insider trading laws regarding the use of material non-public information. Accordingly, you should not trade RBAC shares, warrants or any related products like options, futures, or other derivatives during the pendency of the business combination. We’ll provide more information on our go-forward trading policy when we are closer to the closing of the transaction.

•	Is speaking about SeatGeek’s business with my spouse okay?

•

This could result in criminal prosecution if your spouse were to use material non-public information to buy or sell securities, or if your spouse shares the information with someone else and that person buys or sells the company’s securities.

•	If I were to give my dad a tip just before a big news release, can he get in trouble?

•	Yes. Legally, you cannot leak material non-public information to others who trade on the basis of such information. This could lead to criminal prosecution for illegal insider trading.

•	Other Questions

•	Are there changes to my ability to exercise options?

•	There are no changes now due to this definitive agreement.

•	Someone asked a question I am unsure how to answer?

•

It is always better to be safe than sorry, so whenever a question feels at all risky to answer, politely decline to share any information, and flag the question to your department head, or [] so that they can track down the best way to answer. Potential “bridge” answers to avoid answering…

•	“Hm I’m not actually sure”

•	“Let me check and get back to you” (then flag press@ for assistance)

•	“I don’t believe we’re actually able to share that information right now”

Internal SeatGeek Communication to Employees Providing an Overview of SPAC’s and PIPE’s

October 13, 2021

SPAC and PIPE Basics

SPACs (or Special Purpose Acquisition Companies) are essentially shell companies, often referred to as “blank check companies” that are formed and brought through their own IPO with the sole purpose of acquiring a company. They’ve been around for decades but have recently picked up steam as a “new” way of going public for a lot of private companies. Some details on what SPACs are below:

•	SPACs are usually made up of two main parties: public investors & founders (or “sponsors”).

•	Founders are the headliner investors who manage the SPAC, take it public and search for and negotiate terms with a target.

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The public are shareholders of the SPAC (which often are institutions too) who bought at $10 a share1. The public shares are sold as “units” which consist of a common share and fractional warrant, usually priced at $11.50.

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SPAC funds are held in a trust and can’t be used for any other purpose than to acquire a company. The source of those funds are primarily from the IPO process with ~95-99% coming from the sale of shares to the public.

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In order to compensate themselves for their work in finding a target and successfully completing an acquisition (the de-SPAC process), Sponsors typically get shares of the de-SPAC company as a percentage of the shares of the SPAC. This is called “The Promote”.

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A key note here is that the public SPAC shareholders can redeem their shares for their $10/share when the de-SPAC (completed merger of the SPAC and target) is about to list. They would do this if they think the company is overpriced. This is important because if a target wants to close with $200m coming onto its balance sheet from a $200m SPAC, the amount of money raised can be less than that if the shareholders of the SPAC don’t believe the value that was agreed to by the founders & target are worth it. In practice, most SPACs have relatively low redemption rates.

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As a hedge against potential redemptions, a PIPE (or Private Investment in Public Equity) is often raised to reassure the transaction. PIPEs can also be a means to add strong strategic investors to a company’s cap table. PIPEs are guaranteed at closing and do not carry a promote. This is the part of the SPAC market that has fluctuated over the last year, and is currently slowing the momentum of de-SPAC transactions. Note that given the size of the SPAC we’re working with, we don’t anticipate being heavily reliant on a PIPE for capital – though it is important for strategic reasons and as validation to the market.

•	Another hedge against potential redemptions is a ‘backstop’ whereby Sponsors or other investors commit to provide some minimum level of capital to the de-SPAC entity.

Once a SPAC has signed an Letter of Intent with its target, the SPAC bankers go out to the investment community to raise the PIPE with the hopes that the opportunity generates interest from PIPE investors. PIPE funds can then be used to cover SPAC shareholder redemptions and/or provide a secondary buy-out of the target’s shareholders. Generally speaking the PIPE wants to have confidence that the shares in the de-SPAC company will trade at a premium to the $10 per share to ensure a minimum amount of redemptions and obviously to capture longer term margins.

The importance of the SPAC Sponsor/Founder:

•	Most SPACs are specialized in their sponsor’s target market, whether it be marketplace businesses, sports & entertainment, EV, etc. Most sponsors try to stay in their area of focus.

•

SPAC sponsors have increased in quality dramatically over the last several months; particularly as SPACs have proven to be a credible vehicle for many excellent companies to go public and as some large wins have come from the promote.

•

SPAC sponsor quality should play into the decision when considering a SPAC. You want a SPAC sponsor with a good track record that the PIPE market will get behind, with a bonus if the sponsor can help you with your business (for us—being close to leagues or team owners as an example).

•	Generally, the SPAC sponsor quality begins to degrade with SPACs <$200m. This is obviously not a rule but an observation we’ve heard.

1 SPACs almost uniformly sell and trade at $10/share as part of their IPO. Some may trade at a premium if the founder group of the SPAC has demonstrated success with previous SPACs

Internal SeatGeek Communication to Employees Providing an Overview of SPAC’s Insider Trading

October 13, 2021

SPAC and Insider Trading FAQs

Note: Info here applies to those in all offices, regardless of geographic location (unless otherwise noted)

Table of Contents

SPAC Basics

Employee Equity

Confidentiality, Insider Trading & MNPI

Other Questions

SPAC Basics

SPAC?! PIPE?! What’s this?!

Great question! Check out some basic information here.

Why are SPACs potentially preferable for SeatGeek compared to an IPO or direct listing?

A direct listing provides investor/employee liquidity but it doesn’t help a company raise money (which is a major reason we’re excited about a potential SPAC). An IPO would be difficult for us in that we’d be selling ourselves to the public with only historical data (a requirement of an IPO); this data that would be missing over a year’s worth of normalized sales. In contrast, SPACs allow us to sell a future outlook as a means to value us given that it’s technically an acquisition. SPACs are less resource-intensive internally and quicker as IPOs have more substantial roadshows, SEC review and diligence. SPACs also offer greater certainty than IPOs in terms of valuation and capital raised (in IPOs, companies don’t know what value they’re going out at and how much money is being raised until they list). Finally, as SPAC sponsors are often experts in a particular industry, they offer access to operational expertise and strategic relationships.

Employee Equity

When will I know how much my options are worth?

We won’t have a clear picture of option value until we finish the PIPE subscription process; as the vast majority of SPAC deals have some edits made during the PIPE process, it would be premature to assume values today.

In coming months, we expect to have the PIPE signed (as well as being through confirmatory diligence with the definitive agreement signed). At that point, and in advance of a public announcement about the transaction, we’ll be able to share the approximate impact to employee equity.

How is the value of my options determined?

Value of your options is a function of SeatGeek’s enterprise valuation, the % ownership you have of SeatGeek, and the ‘strike price’ (determined by the most recent 409a value at the time the options were issued) of the options. There are many elements of a SPAC transaction, however, that make precisely calculating the value of options difficult. The % ownership your options represent will be set over the coming months as we work out the option pool, the PIPE and any other changes that may naturally affect our cap table prior to the transaction finalizing.

Existing employee options will become options in the combined company. The number of new company options that each existing option translates to will be based on an ‘exchange rate’ tied to the valuation SeatGeek and the SPAC agree to (similar to what occurs in a stock split).

Will the option vesting schedule stay the same if we complete the SPAC?

Yes. Vested options will remain fully vested and unvested options will start as unvested and continue to vest on their schedule after the transaction.

How soon after we become public will we be able to sell our shares?

After we become a publicly traded company, employee shares will be “locked up” (unable to be sold) for 6 months. It’s possible this period may be reduced (with a minimum of 3 months) depending on how the stock performs. This “lock-up period” is standard practice as a way to prevent the market being flooded with a large number of shares – which can depress a stock’s price.

Will the strike price of my previously granted options be impacted by our upcoming 409a valuation?

No, this process won’t impact the strike price for previously granted options, which will remain the same.

Can we exercise options in Carta now?

You can continue to exercise ISO1 options as you have in the past. However, as we won’t know the value of the 409a for a few weeks, and thus the fair market value of the options you might be exercising, you’d be doing so at your own financial risk with regards to any tax consequences.

NSO2 options can’t be exercised while the new 409a valuation is being completed as they’re required to be taxed through payroll when exercised.

Note that we expect to have additional 409a valuation updates between now and when we potentially become publicly traded (409a will likely be updated quarterly).

If we potentially go public, will we be able to exercise options without putting up cash?

Yes. As a public company, its relatively easy for folks to exercise options without putting up cash (known as a ‘cashless exercise’) as they can use the money generated from selling shares in order to exercise the options.

How will our employee compensation plan evolve if we become public?

Our compensation committee is engaging a compensation consultant so that we can potentially adjust our approach to total rewards (including many elements of our compensation plan) to ensure we’re competitive in the public environment.

We haven’t yet finalized how our compensation plan will change, but it’s critical that SeatGeek remains an attractive place to work for current and future employees (particularly given the value of equity in recruiting), and we’ll prioritize that as we nail down the new post-public comp plan. We value employees (US and non-US) having equity ownership in SeatGeek; while the means by which folks gain equity will likely change (e.g., we’ll potentially consider adding an RSU program, an employee purchase program, adjusting the mix of equity vs. other forms of comp, etc.), we don’t intend to move away from having equity as part of compensation.

We expect this process to take place over the next several months. We’ll present any changes we make with the compensation committee to the company as soon as we have a program in place.

How will we go about issuing employee equity in the coming months?

Once we have an updated 409a valuation, we’ll continue issuing employee options (for new hires as well as evergreen and promo grants) up until when we potentially become a public company. These new grants will be given at a strike price equal to our most recent 409a valuation. We anticipate the number of options granted will remain the same unless otherwise determined by the Board’s Compensation Committee.

In parallel, we’re working on a new equity plan to migrate to once we’re public (see question above).

Do we know how contractors might be rewarded with options?

We’ll be addressing the potential of rewarding contractors with options as part of our compensation consultancy. As we tweak and add to our equity plan, we’ll clarify if and how contractors might participate.

Will we continue using Carta if we go public?

It’s possible that we’ll move off of Carta to a platform that is more commonly used by public companies (though we may ultimately remain with Carta).

Are there ways we can learn more about options beyond using a financial advisor?

We will be setting up an educational webinar with a partner in the coming months … please stay tuned for more!

Confidentiality, Insider Trading & MNPI

How can employees avoid breaking the law now?

Insider trading laws apply at all times — including now. These laws make it illegal to trade stock or other securities (including derivatives) based on MNPI. MNPI, or Material Non-Public Information, is company news or information that has not yet been made public and which could have an impact on a public company’s share price. There are many types of information that can be MNPI. Examples include financial performance, news about executive departures, product developments, strategic partnerships, new client wins and acquisitions.

It’s illegal to use this information for one’s advantage in trading stocks or other securities. It’s also illegal to tell others MNPI that they then use to trade stocks or securities. The consequences of insider trading are severe (including fines and potential jail time) and these laws apply globally (e.g., a non-American trading stock in a company listed on the New York Stock Exchange or NASDAQ is subject to them).

A SPAC is a public company. As we share information about our engagement with a SPAC, that information is MNPI. It’s critical that any MNPI shared with you regarding a SPAC (or any other public company), be treated as strictly confidential and not be used by you or anyone else in buying or selling stocks or securities.

If you have any questions about what you can or can’t do or what constitutes MNPI, please feel free to contact [_] or others from our Legal team.

How does this impact our approach to transparency?

Our philosophy is to operate similarly as we have to date. That means being as transparent as possible and making sure people have info they need to execute on goals. This does, however, mean that leaks (such as details on new SGE clients) will be a more serious concern than in the past as they will be MNPI about a public company (us).

We’ll be working through more details regarding our insider trading policy in the coming months and will share more as soon as it is finalized. Once finalized, we will also have a mandatory training program on our insider trading policy.

Do we know who we’ll be assigning trading restrictions/open windows to?

This will be a part of our insider trading policy (still to be finalized). These policies usually take into consideration the size of a company, how transparent the company is with employees, access to data, etc. If a company is smaller and very transparent, its trading policy is likely to apply more broadly than a very large company that restricts data to senior employees.

Typically, employees who are deemed ‘insiders’ are only able to buy or sell shares of their company during set time periods (usually starting after the company releases quarterly earnings).

What information can I share with a financial advisor?

You need to be able to share enough information to get the advice you’re seeking and you can usually do this without bumping up against confidentiality concerns. You shouldn’t share any information specific to a SPAC, such as the name, which is unnecessary to receive financial advice. Regarding timing, you can share to the extent necessary to provide the advice. For example, for tax purposes, it probably will matter most in which calendar year you may be able to sell shares. In speaking to a financial advisor, you can say that your company is considering going public and there’s the potential to sell some options beginning in 2022.

What level of confidentiality should be applied to information beyond who our SPAC sponsor is?

Any kind of metrics, financial data or other quantitative information about our company (e.g., market share) or information that measures are success (e.g., new deals) should be considered confidential. We should also treat the fact that we’re going through the SPAC process (and its potential timeline) as confidential – apart from what information is needed to discuss with a financial advisor as per the above question. If things feel like they are a gray area, we suggest erring on the side of caution. If you have any questions, feel free to contact Adam Lichstein or others from our Legal team.

Other Questions

What other changes do we expect to make as a result of potentially going public?

We’re working to understand precisely what changes we’ll need to make. They’ll mostly be around setting and maturing internal processes and controls (e.g., insider trading policy, financial reporting, Engineering workflows), evolving our Board of Directors (bringing on an Audit Chair and SPAC representation), and hiring necessary resources related to being a public company (e.g., Controller, Investor Relations).

When will SeatGeek have access to capital from the SPAC?

We won’t actually be able to access funds until the de-SPAC closes. Until then, we can’t operate as though we have the financing. That said, as we move through the SPAC process and gain greater confidence that we’ll secure some levels of financing, we may be able to fast-track certain initiatives on a case-by-case basis.

We’re working through hiring plans related to being a public company (as per above questions) and will do our best to ensure minimal to no impact to the hiring of other approved roles.

How does a potential SPAC impact our go-forward strategy?

While potentially going public is certainly a very exciting development that represents a singular opportunity to realize our mission for SeatGeek – we see it first and foremost as a financing event. If we go public, that will represent the starting point of what is hopefully a very long and successful journey … think of it like graduating startup college :)

Our valuation from this process is just the beginning as well. We’re focused on establishing a market-leading company that’s built to last. That will yield great enterprise value over the long haul (hopefully like one of these companies :). Thus, we won’t be overly concerned with short-term stock price fluctuations (likely driven by people with much less information about our business than us) nor will we sacrifice long-term business health to hit quarterly numbers.

How will this change my day-to-day work and focus?

With the obvious exception of teams whose jobs directly pertain to public company readiness, we’ll be actively working to minimize the impact on your day-to-day work and focus as we go through this process. Broadly speaking, our focus will be the same as it was since we founded the company 12 years ago: running and growing a fantastic company that helps people experience more live. As we rapidly grow and scale, we also want everyone to keep an eye towards how we can best operate months and years ahead — this would likely be the case without a SPAC but the potential financing and hyper-growth it enables makes it even more important.

1 ISO: Incentive Stock Options. Mostly granted to US employees as allowed by the US Tax code.

2 NSO: Non-Qualified Stock Options. Mostly granted to contractors, those outside the US Tax code or those who have maximized their annual ISO limits.

***

Important Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed business combination”) between RedBall Acquisition Corp. (“RedBall”) and SeatGeek, Inc. (“SeatGeek”), RedBall intends to file a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement and proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements included in this document constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination and expectations regarding the combined business, and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are not intended to serve as, and must be not relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those factors discussed in RedBall’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 13, 2020 under the heading “Risk Factors,” and other documents RedBall has filed, or will file, with the SEC, including a registration statement on Form S-4 in connection with the business combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this document. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

No Offer or Solicitation

This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.